RESPONSE BIOMEDICAL CORPORATION

Report of Voting Results

This report is filed pursuant to Section 11.3 of National Instrument 51-102 and relates to the results of voting at the annual general meeting of Response Biomedical Corporation held on June 9, 2009 (the “Meeting”).

Description of Matter	Outcome of Vote

Resolution to elect the following directors as proposed in the management information circular for the Meeting:	All nominees were elected for a one year term.(1)

Richard Bastiani, Richard Bear, Anthony Holler, Todd Patrick, Ian Webb, S. Wayne Kay

Resolution to appoint Ernst & Young LLP as auditors until the next meeting annual general meeting.	Resolution passed by requisite majority.(1)

Note:

(1) These votes were conducted by show of hands.

DATED this 11th day of June, 2009.

RESPONSE BIOMEDICAL CORPORATION

By:	/s/ Livleen Kaler

Livleen Kaler, Chief Financial Officer